Filed Pursuant to Rule 433
Registration No. 333-223208
November 19, 2018
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018,
Equity Index Underlying Supplement dated February 26, 2018)

HSBC USA Inc.

Barrier Absolute Return Notes Linked to the S&P 500® Index



Linked to the S&P 500® Index (the "Reference Asset")

► Conditional return of 4.00% if a barrier event occurs. A Barrier Event will occur if on any scheduled trading day during the observation period, the official closing level of the reference asset is above the upper barrier or below the lower barrier which are equal to the initial level plus the product of the initial level and the barrier percentage (to be set on the trade date to at least 18.80%) and the initial level minus the product of the initial level and the barrier percentage, respectively.

► If a barrier event does not occur, 1:1 exposure to the absolute value of the return of the reference asset, subject to a maximum return equal to the barrier percentage.

► Approximately a 2 year maturity.

► All payments on the notes are subject to the credit risk of HSBC USA Inc.

The Barrier Absolute Return Notes linked to the S&P 500® Index (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement, Equity Index Underlying Supplement or Index Supplement. Any representation to the contrary is a criminal offense.

We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-11 of this free writing prospectus.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-5 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $960 and $1,000 per Note, which may be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-1 and "Risk Factors" beginning on page FWP-5 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-11 of this free writing prospectus.

The Notes:		
Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

HSBC USA Inc.
Barrier Absolute Return Notes



Linked to the S&P 500® Index

This free writing prospectus relates to a single offering of Barrier Absolute Return Notes. The Notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes.**

This free writing prospectus relates to an offering of Notes linked to the performance of the S&P 500® Index (the "Index"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	The S&P 500® Index (Ticker: SPX) (the "Index")
Trade Date:	November 19, 2018
Pricing Date:	November 19, 2018
Original Issue Date:	November 27, 2018
Final Valuation Date:	November 19, 2020, is subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	5 business days after the Final Valuation Date, which is expected to be November 27, 2020. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Payment at Maturity per Note:	*If a Barrier Event occurs during the Observation Period:* $1,000 + ($1,000 × Conditional Return) *If a Barrier Event does not occur during the Observation Period:* $1,000 + ($1,000 × Absolute Reference Return) *Because the Upper Barrier is equal to the Initial Level plus the product of the Initial Level and the Barrier Percentage and the Lower Barrier is equal to the Initial Level minus the product of the Initial Level and the Barrier Percentage, the return on the Notes will not be greater than the Barrier Percentage.*
Barrier Event:	A Barrier Event will occur if, on any Scheduled Trading Day during the Observation Period, the Official Closing Level of the Reference Asset is either: (i) above the Upper Barrier; or (ii) below the Lower Barrier.
Upper Barrier:	[ ], which is equal to the Initial Level plus the product of the Initial Level and the Barrier Percentage (the Upper Barrier will equal at least 118.80% of the Initial Level)
Lower Barrier:	[ ], which is equal to the Initial Level minus the product of the Initial Level and the Barrier Percentage (the Lower Barrier will equal up to 81.20% of the Initial Level)
Barrier Percentage:	At least 18.80%
Observation Period:	The period from but excluding the Trade Date to and including the Final Valuation Date.
Conditional Return:	4%
Absolute Reference Return:	The absolute value of the Reference Return. The Absolute Reference Return will always be a positive value. For example, if the Reference Return is -5.00%, the Absolute Reference Return will be 5.00%.
Reference Return:	The quotient, expressed as a percentage, calculated as follows: $$\frac{\text{Final Level} - \text{Initial Level}}{\text{Initial Level}}$$
Initial Level:	The Official Closing Level of the Reference Asset on the Pricing Date.
Final Level:	The Official Closing Level of the Reference Asset on the Final Valuation Date.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40435UBA1 / US40435UBA16
Estimated Initial Value:	The Estimated Initial Value of the Notes may be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Risk Factors — The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, may be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the Notes.

GENERAL

This free writing prospectus relates to an offering of Notes linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify the offering and to reject orders in whole or in part. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any securities included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the Equity Index Underlying Supplement dated February 26, 2018. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus, page S-1 of the prospectus supplement and page S-1 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer," "HSBC," "we," "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and Equity Index Underlying Supplement with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, Equity Index Underlying Supplement and Index Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The Equity Index Underlying Supplement at:
https://www.sec.gov/Archives/edgar/data/83246/000114420418010782/tv486722_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any material changes to the terms of the Notes, we will notify you.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▶ You believe the Reference Asset will experience moderate volatility during the Observation Period.

▶ You understand that the return on the Notes is uncertain and could be zero.

▶ You understand the return on the Notes is limited by the Upper Barrier and Lower Barrier.

▶ You understand the Index and the risks associated with an investment linked to the Index.

▶ You are willing to accept the risk and return profile of the Notes versus conventional debt securities with a comparable maturity issued by the Issuer or another issuer with a similar credit rating.

▶ You do not seek current income from your investment.

▶ You are willing to forgo dividends or other distributions paid to holders of the stocks included in the Reference Asset.

▶ You do not seek an investment for which there is an active secondary market.

▶ You are willing to hold the Notes to maturity.

▶ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▶ You believe the Reference Asset will experience significant volatility during the Observation Period.

▶ You do not understand that the return on the Notes is uncertain and could be zero.

▶ You do not understand the return on the Notes is limited by the Upper Barrier and Lower Barrier.

▶ You do not understand the Index and the risks associated with an investment linked to the Index.

▶ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by the Issuer or another issuer with a similar credit rating.

▶ You seek current income from your investment.

▶ You are not willing to forgo dividends or other distributions paid to holders of the stocks included in the Reference Asset.

▶ You seek an investment for which there will be an active secondary market.

▶ You are unable or unwilling to hold the Notes to maturity.

▶ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsor

S&P Dow Jones Indices LLC ("S&P") is the reference sponsor.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the securities included the Reference Asset. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying Equity Index Underlying Supplement and prospectus supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement; and

▶ "— General Risks Related to Indices" in the Equity Index Underlying Supplement."

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The Notes do not pay interest and the return on the Notes is uncertain and could be zero at maturity.

The terms of the Notes differ from those of ordinary debt securities in that the Notes do not pay interest. Investors will receive the Payment at Maturity, calculated as described above, only at maturity. In addition, the Payment at Maturity will depend on the Official Closing Level of the Index on every Scheduled Trading Day during the Observation Period and on the Final Level on the Final Valuation Date. There can be no assurance that the Official Closing Level of the Index will not be above the Upper Barrier or below the Lower Barrier on each Scheduled Trading Day during the Observation Period, that the Final Level will not equal the Initial Level or that you will receive more than your Principal Amount at maturity. There also cannot be any assurance that a Barrier Event will not occur during the Observation Period. Therefore, your return on the CDs may be zero or may be limited to the Conditional Return of 4%, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time. Your return on the Notes may be less than the return available on a conventional fixed or floating rate debt security with a similar maturity, and may not be sufficient to offset factors, such as inflation, that affect the time value of money.

The return on the Notes is limited.

The appreciation potential of the Notes is limited by the Upper Barrier and Lower Barrier. Therefore, you will not benefit from any positive Index return above the Upper Barrier or negative Index return below the Lower Barrier.

If a Barrier Event occurs, you will receive the Principal Amount of your Notes plus an amount equal to the Conditional Return of 4% of the Principal Amount, even if the Final Level is between the Upper Barrier and the Lower Barrier.

If a Barrier Event occurs on any Scheduled Trading Day during the Observation Period, you will receive the Principal Amount of your Notes plus an amount equal to the Conditional Return of 4% of the Principal Amount, even if the Final Level is between the Upper Barrier and the Lower Barrier and greater than 4.00% or less than -4.00%. Therefore, if a Barrier Event occurs at any point during the Observation Period, you will not benefit from the Absolute Reference Return.

You may receive less than the Conditional Return and potentially no return on your investment in the Notes.

If a Barrier Event does not occur during the Observation Period and the Index appreciates or depreciates by less than 4% from the Trade Date to the Final Valuation Date, you will receive a return on the Notes that is less than the Conditional Return, and if the Index does not appreciate or depreciate at all, you will not receive any positive return on your investment in the Notes. As the Notes do not pay any interest, there is no assurance that your total return at maturity on the Notes will be as great as could have been achieved on conventional fixed or floating rate debt securities of ours of comparable maturity.

The probability that a Barrier Event will occur will depend in part on the volatility of the Index.

"Volatility" refers to the frequency and magnitude of changes in the level of the Index. In general, the greater the volatility of the Index, the greater the probability that the Index will experience a large increase or decrease over the term of the Notes and a Barrier Event will occur on any Scheduled Trading Day during the Observation Period. The Index has historically experienced significant volatility. As a result, there is a significant risk that a Barrier Event will occur during the Observation Period and that you will only receive a return equal to the Conditional Return. The terms of the Notes are set, in part, based on expectations about the volatility of the Index as of the Trade Date. If expectations about the volatility of the Index change over the term of the Notes, the value of the Notes may be adversely affected, and if the actual volatility of the Index proves to be greater than initially expected, the Notes may prove to be riskier than expected on the Trade Date.

The Notes are subject to our credit risk.

The Notes are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity and the Upside Payment, if payable, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

The Notes will not bear interest.

As a holder of the Notes, you will not receive interest payments.

An investment in the Notes is not the same as owning the common stocks underlying the Index.

As an investor in the Notes, you will not have voting rights, the right to receive dividends or other distributions or any other rights that holders of stocks that comprise the Index would have. The Payment at Maturity will not reflect the same return that would be realized if you actually owned the stocks underlying the Index and received the dividends paid on those stocks, because the Closing Level on each Scheduled Trading Day during the Observation Period and the Final Level on the Valuation Date, and therefore the Payment at Maturity, are calculated by reference to the level of the Index without taking into consideration the value of dividends paid on the stocks underlying the Index.

Changes that affect the Reference Asset will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsor of the Reference Asset concerning additions, deletions and substitutions of the constituents comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the Reference Asset may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the Notes and the return on the Notes

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full amount payable on the Notes.

The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, may be less than the price to public and may differ from the market value of the Notes in the secondary market, if any.
The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and may be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date may be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 5 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Tax treatment.

We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year, even though no payments will be made on the Notes until maturity.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustration purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Index. We cannot predict the Official Closing Level of the Index on any Scheduled Trading Day during the Observation Period or the Final Level on the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Level of the Index used in the illustrations below is not the actual Initial Level of the Index. You should not take these examples as an indication or assurance of the expected performance of the Index. The numbers appearing in the examples below have been rounded for ease of analysis.

The following table and examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 deposit in the Notes. The tables and the examples below assume that there is no early redemption, that the Notes are held to maturity, that the Initial Level of the Reference Asset is 1,000, the Upper Barrier is 1,188 and the Lower Barrier is 812 and reflect the Conditional Return of 4%. The actual Initial Level, Upper Barrier and Lower Barrier will be determined on the Pricing Date.

Table 1: A Barrier Event occurs during the Observation Period.

Reference Return	Return on the Notes	Payment at Maturity
120.00%	4%	$1,040.00
100.00%	4%	$1,040.00
90.00%	4%	$1,040.00
80.00%	4%	$1,040.00
70.00%	4%	$1,040.00
60.00%	4%	$1,040.00
50.00%	4%	$1,040.00
40.00%	4%	$1,040.00
30.00%	4%	$1,040.00
20.00%	4%	$1,040.00
10.00%	4%	$1,040.00
0.00%	4%	$1,040.00
-10.00%	4%	$1,040.00
-20.00%	4%	$1,040.00
-30.00%	4%	$1,040.00
-40.00%	4%	$1,040.00
-50.00%	4%	$1,040.00
-60.00%	4%	$1,040.00
-70.00%	4%	$1,040.00
-80.00%	4%	$1,040.00
-90.00%	4%	$1,040.00
-100.00%	4%	$1,040.00

Table 2: A Barrier Event does not occur during the Observation Period.

Reference Return	Return on the Notes	Payment at Maturity
18.80%	18.80%	$1,188.00
15.00%	15.00%	$1,150.00
10.00%	10.00%	$1,100.00
5.00%	5.00%	$1,050.00
0.00%	0.00%	$1,000.00
-5.00%	5.00%	$1,050.00
-10.00%	10.00%	$1,100.00
-15.00%	15.00%	$1,150.00
-18.80%	18.80%	$1,188.00

Because the Payment at Maturity per $1,000 in Principal Amount will not be less than zero, you will always receive at maturity at least the Principal Amount.

The Notes are not intended to be short-term trading instruments and should be held to maturity. The price at which you will be able to sell your Notes prior to maturity may be substantially less than the Principal Amount of the Notes, even in cases where the level of the Reference Asset has increased since the Pricing Date. The potential returns described here assume that your Notes are held to maturity

Example 1: A Barrier Event occurred during the Observation Period and the level of the Index increased from the Initial Level to the Final Level.

	SPX
Initial Level:	1,000
Final Level:	1,300
Reference Return:	30%
Upper Barrier	1,188
Lower Barrier	812
Conditional Return	4%
Final Return:	4%

In this example, you will receive a return of 4.00%, resulting in a Payment at Maturity of $1,040.00.

At maturity, because a Barrier Event occurred, investors will receive a Payment at Maturity which will equal the Principal Amount plus the product of the Principal Amount and the Conditional Return.

Example 1 shows that even though the level of the Index has appreciated from the Initial Level to the Final Level, investors will not benefit from any appreciation in the level of the Index if a Barrier Event occurs and will instead be limited to the Conditional Return.

Example 2: A Barrier Event occurred during the Observation Period and the Final Level of the Index is equal to the Initial Level.

	SPX
Initial Level:	1,000
Final Level:	1,000
Reference Return:	0%
Upper Barrier	1,188
Lower Barrier	812
Conditional Return	4%
Final Return:	4%

In this example, you will receive a return of 4.00%, resulting in a Payment at Maturity of $1,040.00.

At maturity, because a Barrier Event occurred, investors will receive a Payment at Maturity which will equal the Principal Amount plus the product of the Principal Amount and the Conditional Return.

Example 2 shows that even though the Final Level is between the Upper Barrier and the Lower Barrier, because a Barrier Event has occurred during the Observation Period, investors will receive a return equal to the Conditional Return.

Example 3: A Barrier Event occurred during the Observation Period and the level of the Index decreased from the Initial Level to the Final Level.

	SPX
Initial Level:	1,000
Final Level:	850
Reference Return:	-15%
Upper Barrier	1,188
Lower Barrier	812
Conditional Return	4%
Final Return:	4%

In this example, you will receive a return of 4.00%, resulting in a Payment at Maturity of $1,040.00.

At maturity, because a Barrier Event occurred, investors will receive a Payment at Maturity which will equal the Principal Amount plus the product of the Principal Amount and the Conditional Return.

Example 3 shows that even though the level of the Index has depreciated from the Initial Level to the Final Level, investors will not benefit from any depreciation in the level of the Index not exceeding the Lower Barrier if a Barrier Event occurs and will instead be limited to the Conditional Return.

Example 4: A Barrier Event did not occur during the Observation Period and the level of the Index increased from the Initial Level to the Final Level.

	SPX
Initial Level:	1,000
Final Level:	1,100
Reference Return:	10%
Upper Barrier	1,188
Lower Barrier	812
Conditional Return	4%
Final Return:	10%

At maturity, because a Barrier Event did not occur, investors will receive the Payment at Maturity which will equal the Principal Amount plus the product of the Principal Amount and the Absolute Reference Return.

Example 4 shows that if a Barrier Event does not occur, investors will receive a return equal to the Absolute Reference Return.

In this example, you will receive a return of 10.00%, resulting in a Payment at Maturity of $1,100.

Example 5: A Barrier Event did not occur during the Observation Period and the Final Level of the Index is equal to the Initial Level.

	SPX
Initial Level:	1,000
Final Level:	1,000
Reference Return:	0%
Upper Barrier	1,188
Lower Barrier	812
Conditional Return	4%
Final Return:	0%

At maturity, because a Barrier Event did not occur, investors will receive the Payment at Maturity which will equal the Principal Amount plus the product of the Principal Amount and the Absolute Reference Return.

Example 5 shows that investors may receive a lower return than the Conditional Return if the Reference Return is less than the Conditional Return of the Notes and no Barrier Event occurred during the Observation Period.

In this example, you will receive a return of 0%, resulting in a Payment at Maturity of $1,000.

Example 6: A Barrier Event occurred during the Observation Period and the level of the Index decreased from the Initial Level to the Final Level.

	SPX
Initial Level:	1,000
Final Level:	900
Reference Return:	-10%
Upper Barrier	1,188
Lower Barrier	812
Conditional Return	4%
Final Return:	10%

At maturity, because a Barrier Event did not occur, investors will receive the Payment at Maturity which will equal the Principal Amount plus the product of the Principal Amount and the Absolute Reference Return.

Example 6 shows that if a Barrier Event does not occur, investors will receive a return equal to the Absolute Reference Return.

In this example, you will receive a return of 10.00%, resulting in a Payment at Maturity of $1,100.

INFORMATION ABOUT THE REFERENCE ASSET

S&P 500® Index

The Reference Asset is a capitalization-weighted index of 500 U.S. stocks. It is designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.

The top 5 industry groups by market capitalization as of October 31, 2018 were: Information Technology, Health Care, Financials, Communication Services and Consumer Discretionary.

For more information about the SPX, see "The S&P 500® Index" beginning on page S-43 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing levels from November 15, 2013 through November 15, 2018. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the Reference Asset on the Final Valuation Date.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the Notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the Notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 1.25% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date set forth on the inside cover page of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Mayer Brown LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes —Contingent Notes," in order to illustrate the application of the noncontingent bond method to the Notes, we have estimated that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 3.43% per annum (compounded annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations —Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,069.98 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

Year	OID
2018	$3.20
2019	$34.41
2020	$32.37

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon the actual term of the Notes and market conditions on the date the Notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 10th Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We will not attempt to ascertain whether any of the entities whose stock is included in the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Reference Asset and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Reference Asset is or becomes a PFIC or a USRPHC.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the Notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the Notes. However, it is possible that the Notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the Notes, and following such occurrence the Notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the Notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the Notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

HSBC USA Inc.

$ **Barrier Absolute Return Notes Linked to Linked to the S&P 500® Index**

November 19, 2018

FREE WRITING PROSPECTUS